

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 27, 2023

Patrick W.D. McCann
Executive Vice-President and Chief Financial Officer
Magna International Inc.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1

      Re: Magna International Inc.
          Form 40-F for the Year Ended December 31, 2022
          Filed March 31, 2023
          File No. 001-11444

Dear Patrick W.D. McCann:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing